Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2025 AND DECEMBER 31, 2024

Kolibri Global Energy Inc. | 1 |

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the year ended December 31, 2025, compared to the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2025 and 2024. Unless otherwise noted, all financial data has been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”). The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR+ at www.sedarplus.ca on the Company’s website at www.kolibrienergy.com.

Netback from operations, netback including commodity contracts, net operating income and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS Accounting Standards and do not have any standardized meanings prescribed by IFRS Accounting Standards. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS Accounting Standards, as an indicator of the Company’s performance.

This report is prepared as of March 19, 2026. Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Currency

The Company’s reporting currency for financial reporting purposes is U.S. dollars. All dollar amounts set forth in this report are expressed in United States dollars, except where otherwise indicated. The following table sets forth, for each of the years indicated, the high and low exchange rates, the average exchange rate and the year-end exchange rate of one United States dollar in exchange for Canadian dollars as reported by Bloomberg.

	Year ended December 31
	2025		2024		2023
High	CDN$	1.46	CDN$	1.44	CDN$	1.39
Low		1.36		1.32		1.31
Average		1.40		1.37		1.35
Year End		1.37		1.44		1.33

Kolibri Global Energy Inc. | 2 |

Description of Business

KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the NASDAQ under the symbol “KGEI”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

OVERVIEW

Results at a Glance

Year Ended December 31,	2025	2024	2023

Financial (US $000 except per share)
Oil and gas net revenues	56,856	58,524	50,597
Oil and gas gross revenues	72,093	74,592	64,390
Net income and comprehensive income	15,477	18,115	19,280
Basic net income per share	0.44	0.51	0.54
Diluted net income per share	0.43	0.50	0.53
Cash flows from operating activities	41,535	38,889	38,647
Net operating income(1)	47,613	50,291	44,702
Adjusted EBITDA(2)	42,107	44,039	39,080
Additions to property, plant and equipment	62,639	31,251	53,173

Operating
Average production (Boepd)	4,013	3,478	2,796
Average price ($/BOE)	49.22	58.60	63.10
Netback from operations ($/BOE)(3)	31.49	38.54	42.97
Netback including commodity contracts ($/BOE)(3)	31.62	38.05	41.61

Balance Sheet
Cash and cash equivalents	2,797	4,314	598
Total assets	293,942	248,759	224,357
Working capital (deficiency)	(12,573)	(657)	(11,916)
Available borrowing capacity	15,542	16,542	10,042
Total non-current liabilities	65,464	44,276	35,099

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

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(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Highlights

The average production for 2025 was 4,013 BOEPD, an increase of 15% compared to 2024 production of 3,478 BOEPD. The increase is due to production from the wells that were drilled and completed in 2025.

Net income for 2025 was $15.5 million, compared to net income of $18.1 million for 2024. The decrease was due to lower revenue from lower average prices, higher depletion expense and higher operating expenses due to increased production.

Adjusted EBITDA(1) was $42.1 million for 2025 compared to $44.0 million for 2024, a decrease of 4%. The decrease was due to a 3% decrease in revenue and higher operating expense.

Net revenues for the year ended 2025 decreased by 3% compared to the year ended 2024 due to a 16% decrease in average prices, partially offset by a 15% increase in average production.

Production and operating expense per barrel averaged $7.33 per BOE in 2025 compared to $7.44 per BOE in 2024, a decrease of 1%. The 2025 amount includes reassessed production tax adjustments related to prior periods that were recorded in 2025, totaling $0.3 million, or $0.21 per BOE. The 2024 amount includes natural gas and NGL processing costs of $0.8 million, or $0.63 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Excluding these adjustments, production and operating expenses per barrel were $7.12 per BOE in 2025 and $6.81 per BOE in 2024, an increase of 5%.

Netback from operations(2) decreased to $31.49 per BOE in 2025 compared to $38.54 per BOE in 2024, a decrease of 18%. Netback including commodity contracts(2) for 2025 was $31.62 per BOE compared to $38.05 in 2024, a decrease of 17% from the prior year. The decreases compared to the prior year were due to the 16% decrease in average prices.

At December 31, 2025, the Company had $15.5 million of available borrowing capacity on the credit facility and was in compliance with both of its debt covenants.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

The average production for 2025 was 4,013 BOEPD, an increase of 15% compared to 2024 production of 3,478 BOEPD. The increase is due to production from the wells that were drilled and completed in 2025.

During the fourth quarter of 2025, the Company finished completion operations on the Barnes 6-31-2H, Barnes 6-4H wells (both 100% working interest) and the Velin 12-9H and 12-10H wells (both 97% working interest). With the addition of the new wells, average production for December 2025 increased to 5,612 BOEPD. The Company is currently finalizing its 2026 drilling program to continue its successful development of the field.

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DISCUSSION OF OPERATING RESULTS

Production and Revenue

	FY2025	FY2024	% Change
Average oil production (BOPD)	2,726	2,520	8
Average natural gas production (MCFPD)	3,546	2,464	44
Average NGL production (BOEPD)	696	547	27
Average production (BOEPD)	4,013	3,478	15
Average oil price ($/bbl)	63.32	74.06	(15)
Average natural gas price ($/mcf)	3.05	1.93	58
Average NGL price ($/bbl)	20.29	22.70	(11)
Average price ($/BOE)	49.22	58.60	(16)
Oil revenue ($000)	62,994	68,303	(8)
Natural gas revenue ($000)	3,945	1,745	126
NGL revenue ($000)	5,154	4,544	13

Oil production for 2025 was 2,726 BOPD compared to 2,520 BOPD for 2024, an increase of 8%. The production increase is due to the additional production from the 2025 drilling program. Oil revenue decreased by 8% in 2025 versus 2024 due to the decrease in oil prices of 15% partially offset by the production increase.

For 2025, average natural gas production was 3,546 MCFPD compared to 2,464 MCFPD in 2024, an increase of 44%. The production increase is due to the additional production from the 2025 drilling program. Natural gas revenue increased by 126% in 2025 versus 2024 due to the production increase and a 58% increase in the average price.

Natural gas liquids (NGL) production in 2025 increased to 696 BOEPD from 547 BOEPD in 2024, an increase of 27%. The production increase is due to the additional production from the 2025 drilling program. NGL revenue increased by 13% in 2025 compared to 2024 due to the production increase, partially offset by an 11% decrease in NGL prices.

Average production on a per BOE basis was 4,013 BOEPD in 2025 compared to 3,478 BOEPD in 2024, an increase of 15%. The increase is due to the factors discussed above. Gross revenue for 2025 decreased by 3% compared to 2024 due to the decrease in average prices, partially offset by the increases in production.

Royalties, Operating Expenses and Netbacks

($/BOE)	FY 2025	FY 2024%
Average price	49.22	58.60	(16)
Less: Royalties	10.40	12.62	(18)
Less: operating expenses(3,4)	7.33	7.44	(1)
Netback from operations(1)	31.49	38.54	(18)
Price adjustment from commodity contracts(2)	0.13	(0.49)	127
Netback including commodity contracts(1)	31.62	38.05	(17)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

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(2) Price adjustment from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts.

(3) Operating expenses includes compressor costs of $1.5 million in 2025 and compressor costs of $1.2 million in that are accounted for as a lease under IFRS Accounting Standards 16.

(4) The 2025 amount includes reassessed production tax adjustments related to prior periods that were recorded in 2025 totaling $0.3 million, or $0.21 per BOE. The 2024 amount includes natural gas and NGL processing costs of $0.8 million, or $0.63 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024.

Average prices decreased by 16% in the year ended 2025, compared to the prior year, due to the price decreases in oil and NGLs discussed above. Oil made up 68% of the production mix in 2025 compared to 72% in 2024. In the fourth quarter of 2025, oil made up 70% of the production mix due to the higher oil production content from the two Barnes wells that started producing at the end of the year.

Royalties on Tishomingo production averaged approximately 21.1% for 2025 versus 21.5% in 2024. The percentage differences are due to different royalty burdens on the wells produced by the Company.

Major production and operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses averaged $7.33 per BOE for 2025 compared to $7.44 per BOE in 2024. The 2025 amount includes reassessed production tax adjustments related to prior periods that were recorded in 2025 totaling $0.3 million, or $0.21 per BOE. The 2024 amount includes natural gas and NGL processing costs of $0.8 million, or $0.63 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Excluding these adjustments, production and operating expenses per barrel were $7.12 per BOE in 2025 and $6.81 per BOE in 2024, an increase of 5%.

Realized and Unrealized Gains and Losses from Risk Management Contracts

As part of our normal operations, the Company is exposed to movements in commodity prices. In an effort to manage this exposure, the Company utilizes financial commodity contracts. The Company’s strategy focuses on the use of costless collars and fixed price contracts to limit exposure to fluctuations in commodity prices, while allowing for participation in spot commodity prices. Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and volume. Changes in the fair value of unsettled contracts are reported as unrealized gains or losses in the period as the forward markets fluctuate and as new contracts are executed.

At December 31, 2025 the Company had the financial commodity contracts as discussed in note 6 of the Company’s consolidated financial statements. The Company entered into additional commodity contracts subsequent to year end, which are also discussed in note 6, to meet hedging requirements on its credit facility.

The estimated fair value was a $0.4 million asset as of December 31, 2025 (December 31, 2024: $0.3 million asset) for the financial oil contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.4 million. (December 31, 2024: current asset of $0.2 million and a long term asset of $0.1 million).

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	December 31,
	2025	2024
Realized gain (loss) on financial commodity contracts	$189	(616)

Unrealized gain (loss) on financial commodity contracts	$(32)	336

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General and Administrative Expenses

General & Administrative (G&A) expense for 2025 was $5.7 million compared to $5.6 million in 2024, an increase of 1%. The increase was due to costs related to a special shareholder meeting that was held in November 2025.

Depletion and Depreciation

Depletion and depreciation expense for 2025 was $17.0 million compared to $15.9 million in 2024. The increase was due to increased production and a higher PP&E balance. Depletion and depreciation expense on a per barrel basis was $11.63 for 2025 compared to $12.49 for 2024.

Interest on loans and borrowings

Interest on loans and borrowings decreased from $3.4 million in 2024 to $3.3 million for the same period of 2025. The 3% decrease was primarily due to lower interest rates, partially offset by an increase in the outstanding debt balance in 2025 compared to 2024.

Income tax expense

Income tax expense decreased from $5.9 million in 2024 to $4.9 million in 2025 due to lower net income before income tax.

Net income for the period

The Company had net income of $15.5 million ($0.44 per basic share) in 2025 compared to net income of $18.1 million ($0.51 per share) for the same period of 2024. The change in net income in 2025 compared to the same period in 2024 is due to a decrease in revenue net of royalties of $1.7 million, an increase in operating expenses of $1.0 million, an increase in depletion, depreciation and accretion of $1.1 million, an increase in stock based compensation of $0.7 million, partially offset by a decrease in income taxes of $1.0 million, an increase in other income of $0.5 million and a combined net realized and unrealized gain in financial commodity contracts in 2025 totaling $0.2 million versus a net loss of $0.3 million in the same period of 2024.

Cash from operating activities

Cash flows from operating activities for 2025 was $41.5 million compared to cash flows from operating activities of $38.9 million in 2024. The increase was due to the difference in timing of working capital changes between 2025 and 2024, partially offset by lower revenue and higher operating expense.

Cash flows from financing activities

Cash flows from financing activities for 2025 was $12.1 million compared to $1.0 million in 2024. The increase in 2025 compared to 2024 is due to an increase in net proceeds from loans and borrowings from $3.4 million in 2024 to $16.0 million in 2025. The company also repurchased common stock in 2025 totaling $1.9 million, compared to $1.2 million in 2024 pursuant to the Bid (as defined below). See “Normal Course Issuer Bid”.

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CAPITAL EXPENDITURES

Capital expenditures were for the wells drilled and completed in the Tishomingo field located in Oklahoma.

($000)

	2025	2024

Capital expenditures	$62,639	$31,251
	$62,639	$31,251

LIQUIDITY AND CAPITAL RESOURCES

	At December 31,
(000s; other than number of shares and per share amounts)	2025	2024

Working Capital (Deficiency) (US$)	$(12,573)	$(657)

Loans and Borrowings (US$)	$49,458	$33,458

Shares Outstanding, end of year	35,471,833	35,460,309

Market Price per share, end of year (in Canadian $)	$5.41	$7.74
Market Value of Shares (in Canadian $)	$191,903	$274,463

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is being used to provide working capital for drilling wells in the Tishomingo Field.

The borrowing base of the credit facility was increased from $50.0 million to $65.0 million and the Company has an available borrowing capacity of $15.5 million at December 31, 2025. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The credit facility was redetermined in October 2025 at the same $65 million borrowing capacity and the next redetermination will be in the second quarter of 2026. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDAX amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDAX is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the year ended December 31, 2025. At December 31, 2025, the Current Ratio of the US Subsidiary was 1.08 to 1.0 and the Maximum Leverage Ratio was 1.20 to 1.0 for the three months ended December 31, 2025.

At December 31, 2025, loans and borrowings of $49.5 million (December 31, 2024: $33.5 million) are presented net of loan acquisition costs of $0.7 million (December 31, 2024: $0.2 million).

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At December 31, 2025, the Company had a working capital deficit of $12.6 million compared to a working capital deficit of $0.7 million at December 31, 2024. The Company had available borrowing capacity of $15.5 million at December 31, 2025. The Company closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements. Planned drilling activity can be adjusted if adequate funds are not available, and the Company has available borrowing capacity to manage its working capital requirements.

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flows for future activity and to offset commodity price fluctuations. Other potential sources of cash flows include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand and cash flows from operating activities to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The current volatile economic climate may lead to adverse changes in cash flows and working capital levels, which may also have a direct impact on the Company’s results and financial position and which may adversely affect the Company’s liquidity.

CONTRACTUAL OBLIGATIONS

The following are the undiscounted contractual maturities of financial liabilities at December 31, 2025:

($000s)	Total	2026	2027	Thereafter
Liabilities
Lease payable	$1,886	$1,447	$439	$-
Loans and borrowings	49,458	-	-	49,458
Accounts payable and other payables	23,183	23,183	-	-
	$74,527	$24,630	$439	$49,458

The Credit Facility provides for interest only payments until the June 2029 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the June 2029 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

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QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Daily Production
Oil (BOPD)	3,131	2,809	2,115	2,844	3,097	2,247	2,309	2,423
Natural gas (MCFPD)	3,639	3,861	2,880	3,803	3,615	1,948	1,916	2,371
NGLs (BOEPD)	755	801	625	599	740	460	500	487

Average production (BOEPD)	4,493	4,254	3,220	4,077	4,440	3,032	3,128	3,305

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average Price
Oil ($/bbl)	57.11	63.93	62.25	70.51	69.00	74.48	79.48	75.03

Natural gas ($/mcf)	2.56	2.71	3.09	3.85	2.82	1.21	0.84	2.06

NGL ($/bbl)	15.05	19.74	17.59	30.67	23.38	20.60	18.24	28.25

Average price ($/BOE)	44.39	48.38	47.06	57.28	54.32	59.09	62.10	60.66

	2025				2024
($/BOE)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Netback(1)
Average price ($/BOE)	44.39	48.38	47.06	57.28	54.32	59.09	62.10	60.66

Royalties	8.73	10.17	10.25	12.66	11.79	12.45	13.22	13.36

Operating expenses (4)	7.67	7.37	7.15	7.07	6.59	6.63	8.48	8.36

Netback from operations(1)	27.99	30.84	29.66	37.55	35.94	40.01	40.40	38.94

Price adjustment from commodity contracts	0.32	0.05	0.13	-	(0.04)	(0.06)	(0.84)	(1.13)

Netback including commodity contracts(1)	28.31	30.89	29.79	37.55	35.90	39.95	39.54	37.81

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	2025				2024
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net operating income(2)
Oil and gas gross revenue	18,349	18,935	13,790	21,020	22,185	16,485	17,678	18,244

Royalties	3,609	3,980	3,002	4,648	4,812	3,476	3,762	4,018

Operating expenses	2,778	2,500	1,738	2,227	2,354	1,524	2,109	2,246

	11,962	12,455	9,050	14,145	15,019	11,485	11,807	11,980

	2025				2024
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	3,261	3,598	2,853	5,765	5,643	5,066	4,061	3,345

Basic net income ($/share)	0.09	0.10	0.08	0.16	0.16	0.14	0.11	0.09

Adjusted EBITDA(3)	10,542	10,064	7,681	12,820	13,493	10,136	10,036	10,374

Cash flows from operating activities	12,360	6,681	9,487	13,007	10,093	11,783	7,318	9,695

Bank debt	48,757	45,732	29,702	27,277	33,240	30,711	33,678	31,667

Total assets	293,942	282,087	262,817	254,620	248,759	237,438	230,975	229,191

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(4) Operating expenses includes compressor costs of $1.5 million in 2025 and compressor costs of $1.2 million that are accounted for as a lease under IFRS Accounting Standards 16.

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Quarterly Variability

The results of the previous eight quarters reflect the Company’s development of the Tishomingo field with production increasing from 3,305 BOEPD in the first quarter of 2024 to 4,493 BOEPD in the fourth quarter of 2025. Changes in production have occurred between quarters due to the timing of drilling and completion operations and the temporary shut-in of wells.

Commodity prices decreased throughout 2025 compared to 2024, with the oil price declining from a high of $79.48 in the second quarter of 2024 to $57.11 in the fourth quarter of 2025. Oil prices have increased significantly subsequent to the end of the year through the date of this report.

Adjusted EBITDA(1) is impacted by the Company’s quarterly production and the changes in commodity prices. As our field development has resulted in increased production since 2024, adjusted EBITDA has reflected this increase although lower oil prices have impacted some quarters more than the production increase. Adjusted EBITDA was $10.3 million in the first quarter of 2024 and has generally increased or remained constant in subsequent quarters. The fourth quarter of 2025 adjusted EBITDA was $10.5 million as lower prices during the quarter offset the increase in production.

Net income, as well as basic earnings per share, is impacted by the Company’s production and average prices, but it is also impacted by quarterly unrealized gains or losses on the Company’s commodity contracts, which fluctuate from quarter to quarter, as well as increases in depletion expense. Net income was generally higher in 2024 due to higher oil prices. In 2025, net income has fluctuated as the increase in production was offset by the decrease in average prices throughout the year. Net income was $3.3 million in the fourth quarter of 2025 as lower commodity prices offset the increase in production.

Total assets have increased over this period as the Company has continued to incur capital expenditures to develop the field and increase production since 2024.

The Company’s net bank debt has increased from $31.7 million to $48.8 million to fund capital expenditures and has fluctuated depending on the timing of field development activities between quarters. Although debt has increased over the last eight quarters, the Company has consistently maintained a low leverage ratio. The fourth quarter 2025 leverage ratio was 1.2 to 1.

(1) Adjusted EBITDA is considered a Non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

FOURTH QUARTER 2025

Average total production during the fourth quarter of 2025 was 4,493 BOEPD compared to 4,440 BOEPD in the fourth quarter of 2024, an increase of 1%. During the fourth quarter of 2025, oil production increased by 1% to 3,131 BOPD in the fourth quarter of 2025 from 3,097 BOPD for the same quarter of 2024. The Company’s natural gas production increased 1% to 3,639 MCFPD in the fourth quarter of 2025 compared to 3,615 MCFPD in the same quarter of 2024. NGL production increased by 2% to 755 BOEPD in the fourth quarter of 2025 from 740 BOEPD for the comparable quarter of 2024.

Oil and NGL prices for the fourth quarters of 2025 and 2024 are shown in the following table:

	Q4 2025	Q4 2024	% Change
Oil ($/bbls)	57.11	69.00	(17)
Natural gas ($/mcf)	2.56	2.82	(9)
NGL ($/bbls)	15.05	23.38	(36)
Total average price ($/boe)	44.39	54.32	(18)

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The Company’s netback(1) were as follows:

	Q4 2025	Q4 2024	% Change
Average price ($/boe)	44.39	54.32	(18)
Less: Royalties	8.73	11.79	(26)
Less: Operating expenses	7.67	6.59	16
Netback from operations(1)	27.99	35.94	(22)
Price adjustment from commodity contracts	0.32	(0.04)	900
Netback including commodity contracts(1)	28.31	35.90	(21)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Oil and gas net revenue during the fourth quarter of 2025 decreased 15% to $14.7 million compared to $17.4 million for the fourth quarter in 2024 and net operating income(1) decreased to $12.0 million during the fourth quarter of 2025 compared to $15.0 million in the fourth quarter of 2024. Adjusted EBITDA(2) was $10.5 million in the fourth quarter of 2025 compared to $13.5 million in the fourth quarter of 2024, a decrease of 22%. The decreases were due to lower average prices, which decreased by 18% in the fourth quarter of 2025 compared to the comparable quarter in 2024.

The Company had net income of $3.3 million during the fourth quarter of 2025 compared to net income of $5.6 million for the fourth quarter of 2024 due to lower revenue from decreased average prices and higher operating expense.

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the condensed consolidated interim financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at the cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves.

Kolibri Global Energy Inc. | 13 |

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

Depletion of oil and gas assets

Depletion of development and production assets is determined based on proved and probable oil and gas reserves and includes forecasted future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Asset retirement obligations

The provision for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

OUTSTANDING SHARE DATA

There were 35,474,306, 35,471,833 and 35,460,309 common shares outstanding as of March 18, 2026, December 31, 2025 and December 31, 2024, respectively. The Company had 877,621, 882,621, and 1,073,924 stock options outstanding as of March 18, 2026, December 31, 2025 and December 31, 2024. The Company had 787,974, 509,959, and 232,125 restricted share units (RSUs) outstanding as of March 18, 2026, December 31, 2025 and December 31, 2024.

NORMAL COURSE ISSUER BID

On September 19, 2025, the Company announced that the Toronto Stock Exchange (TSX) accepted a notice filed by the Company of its intention to make a normal course issuer bid (the “Bid”) to purchase up to an aggregate of 1,768,841 common shares, being approximately 5% of the total number of 35,376,833 common shares issued and outstanding as at September 10, 2025, through the facilities of the TSX and the Nasdaq Capital Market or through alternative Canadian trading platforms. The actual number of shares which may be purchased pursuant to the Bid will be determined by management of the Company. The price the Company will pay for any such common shares will be the prevailing market price at the time of purchase, and any such repurchased shares will be cancelled. Since September 19, 2025, the Company has purchased 97,759 common shares at an average price of US$4.10 per share under the Bid.

During its previous normal course issuer bid which began in September 2024 and ended in September 2025, the Company repurchased 548,293 common shares at an average price of US$5.27 per share, which included 267,637 common shares purchased in 2025.

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PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	risks related to the threat or imposition of tariffs which could impact the cost of capital expenditures and disrupt supply chains in the future
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces
●	volatile market conditions related to the current ongoing global conflicts including the war in Iran which could affect global supply dynamics and lead to heightened price volatility. Increases in oil prices will benefit revenues in the short term but sustained geopolitical instability could lead to abrupt price swings and a potential global economic slowdown
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	uncertainty regarding the Company’s ability to fund wells drilled in non-operated sections of the Tishomingo field
●	production-related risks leading to temporary shutting-in of wells, including, but not limited to, weather related risks and field conditions, completion activities of other operators in close proximity to the Company’s wells, adverse conditions affecting production, transportation or processing, and the uncertainty of pipeline repairs
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the limit on the number of common shares that the Company is authorized to issue being 37,367,894 (the “Share Limit”), without approval by the shareholders of the Company, which limit was passed at a requisitioned special meeting of the Company’s shareholders on November 25, 2025
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR+ on May 26, 2025. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring the impact of tariffs on prices and supply chains to ensure the Company can execute its drilling program

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●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flows
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS Accounting Standards.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation that the Company’s DC&P and ICOFR are effective at December 31, 2025 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended December 31, 2025.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma field as it generates sufficient cash flow, financing becomes available and within a favorable economic environment. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil and gas projects. The Company expects to continue drilling additional wells utilizing cash flows from operating activities and potentially its available borrowing capacity under its credit facility. The current global conflict has caused volatility in the energy markets and a significant short term increase in oil prices but these factors haven’t impacted the Company’s current development plan for the field.

NON-GAAP MEASURES

The Company’s Non-GAAP Measures are not measures or ratios recognized under IFRS Accounting Standards and do not have any standardized meanings prescribed by IFRS Accounting Standards. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS Accounting Standards, as an indicator of the Company’s performance.

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Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flows generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS Accounting Standards and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income from continuing operations:

(US $000)	Year ended December 31,
	2025	2024
Net income	15,477	18,115

Adjustments:
Income tax expense	4,868	5,864
Finance income	(220)	(338)
Finance expense	3,576	4,174
Stock based compensation	1,744	1,075
General and administrative expenses	5,695	5,636
Depletion, depreciation and amortization	17,038	15,892
Other income	(565)	(127)
Operating netback	47,613	50,291

Netback from operations ($ per BOE)	$31.49	$38.54

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

The following is the reconciliation of the non-GAAP measure net operating income:

	Year ended December 31,
(US $000)	2025	2024
Oil and gas revenue, net of royalties	56,856	58,524
Less: production and operating expenses	9,243	8,233
Net operating income	47,613	50,291

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Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Year ended December 31
	2025	2024
Net income	15,477	18,115
Depletion and depreciation	17,038	15,892
Accretion on ARO and lease liabilities	250	172
Interest expense	3,291	3,382
Unrealized loss (gain) on commodity contracts	32	(336)
Stock based compensation	1,744	1,075
Interest income	(31)	(2)
Other income	(565)	(127)
Income tax expense	4,868	5,864
Foreign currency loss	3	4

Adjusted EBITDA	42,107	44,039

Product Type Disclosure

This MD&A includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this MD&A in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding proposed timing and expected results of development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, compliance with debt covenants under the Company’s credit facility, cash on hand and cash flows from operating activities and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flows from operating activities will be sufficient to finance the Company’s cash requirements through 2026, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, risks related to the Share Limit, and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

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CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Evan Templeton1.2,3,5
Director, Chairman of the Board
AUDITORS
Leslie O’Connor [2,3,4,5]	BDO USA, P.C.
Director	Houston, TX, USA

David Neuhauser [1,3,4]	BANKERS
Director	BOK Financial
Denver, CO, USA
Douglas Urch [1,2,5]
Director	Arvest Bank
Tulsa, OK, USA
Wolf Regener [4]
Director, Chief Executive Officer and President	Royal Bank of Canada
Calgary, AB
Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE
The Toronto Stock Exchange	Suite 220, 925 Broadbeck Drive
Trading Symbol: KEI	Thousand Oaks, CA, USA 91320
NASDAQ	Telephone: (805) 484-3613
Trading Symbol: KGEI	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE
DuMoulin Black LLP	15th Floor, 1111 West Hastings St.
Vancouver, BC	Vancouver, BC, Canada V6E 2J3
Telephone (604) 687-1224
Haynes Boone, LLP	Fax: (604) 687-3635
New York, NY, USA

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